Filed by Pivotal Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)

Commission File No. for the Related Registration Statement: 333-232238

Pivotal Reports KLDiscovery’s First Quarter Results and Confirms 2019 Outlook

Revenue Increases 7% and Adjusted EBITDA Increases 22% Year-Over-Year

McLean, VA and New York, NY – June 21, 2019 – Pivotal Acquisition Corp. (NYSE: PVT) (“Pivotal”), a special purpose acquisition corporation, announced 2019 first quarter results of KLDiscovery (“KLD” or the “Company”), one of the leading electronic discovery (“eDiscovery”) and data recovery services providers. KLD achieved revenue for the quarter ended March 31, 2019 of $75.0 million, an increase of 7% over revenue of $70.2 million for the first quarter of 2018. Gross profit increased to $37.6 million, an increase of $7.7 million, or 26%, over gross profit of $29.9 million for the first quarter of 2018. Net loss for the first quarter of 2019 was $13.5 million, an improvement of 25% over the net loss of $18.0 million for the first quarter of 2018. Adjusted EBITDA (which excludes acquisition, financing and transaction costs, stock-based compensation and other items as described below) for the first quarter of 2019 was $15.1 million, an increase of 22% compared to adjusted EBITDA of $12.4 million for the first quarter of 2018.

“We are pleased with our revenue and strong earnings growth for the first quarter of 2019 and expect this operating momentum to continue through 2019” said Chris Weiler, Chief Executive Officer of KLD.

2019 Outlook

Pivotal also reports that KLD’s outlook on revenue of $310 million and Adjusted EBITDA of $75 million for the full-year 2019 as set forth in the investor presentation related to the merger with KLDiscovery filed on May 21, 2019 remains unchanged. This guidance is subject to the risks and uncertainties described in the “Forward Looking Statements” below

Additional Information and Where to Find It

Pivotal has filed a Registration Statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) to be used in connection with its meeting of stockholders to approve the proposed transaction with KLD. The proxy statement/prospectus will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF PIVOTAL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pivotal and KLD once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Pivotal when and if available, can be obtained free of charge on Pivotal’s website at www.pivotalac.com or by directing a written request to Pivotal Acquisition Corp., c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

Participants in the Solicitation

Pivotal and KLD and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pivotal’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Pivotal’s directors and officers in Pivotal’s filings with the SEC, including Pivotal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pivotal’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Non-GAAP Financial Measures

KLD prepares audited financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). KLD also discloses and discusses non-GAAP financial measures such as adjusted EBITDA. KLD believes that these measures are relevant and provide useful information to investors by providing a baseline for evaluation and comparing its operating performance against that of other companies in KLD’s industry.

The non-GAAP financial measures that KLD uses may not be comparable to similarly titled measures reported by other companies. Also, in the future, KLD may disclose different non-GAAP financial measures in order to help its investors meaningfully evaluate and compare its results of operations to its previously reported results of operations or to those of other companies in KLD’s industry. KLD also believes the use of non-GAAP financial measures reflects its ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment, and costs associated with strategic initiatives which are incurred outside the ordinary course of business, and provide information about KLD’s cost structure, that helps track its operating progress. In addition, KLD urges investors and potential investors to carefully review the GAAP financial information and compare with its adjusted EBITDA.

Adjusted EBITDA:

KLD views adjusted EBITDA as an operating performance measure and as such, it believes that the most directly comparable GAAP financial measure is net loss. In calculating adjusted EBITDA, KLD excludes from net loss certain items that it believes are not reflective of KLD’s ongoing business and exclusion of these items allows KLD to provide additional analysis of the financial components of the day-to-day operation of its business. KLD has outlined below the type and scope of these exclusions.

•

The acquisition, financing, and transaction costs generally represent non-ordinary course earn-out payments, rating agency fees, letter of credit and revolving facility fees as well as professional service fees and direct expenses related to acquisitions. Because KLD does not acquire businesses on a predictable cycle, it does not consider the amount of acquisition- and integration-related costs to be a representative component of the day-to-day operating performance of its business.

•

The strategic initiatives expenses relate to costs resulting from pursuing strategic business opportunities. KLD does not consider the amounts to be representative of the day-to-day operating performance of its business.

•

Management fees, stock compensation and other primarily represents consulting fees and portion of compensation paid to employees and executives through stock-based instruments. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may not align with the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, KLD believes it is useful to exclude stock-based compensation to better understand the long-term performance of its core business.

•

The amount of restructuring costs incurred may be useful to consider because they generally represent non-ordinary course costs incurred in connection with a change in a contract or a change in the makeup of our personnel often related to an acquisition. KLD does not consider the amount of restructuring related costs to be a representative component of the day-to-day operating performance of its business.

•

The amount of systems establishment costs relates to non-ordinary course expenses incurred to develop KLD’s IT infrastructure, including system automation and ERP implementation. KLD does not consider the amount to be representative of a component of the day to day operation performance of its business.

Presentation of adjusted EBITDA should not be construed as an inference that KLD’s future results will be unaffected by any of the adjusted items, or that its projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to KLD to fund cash needs, including investing in the growth of our business and meeting its obligations. You should compensate for these limitations by relying primarily on the GAAP results and only use adjusted EBITDA for supplementary analysis.

The use of adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider adjusted EBITDA in isolation, or as a substitute for analysis of the company’s results of operations and operating cash flows as reported under GAAP. For example, adjusted EBITDA does not reflect:

•	Cash expenditures or future requirements for capital expenditures;

•	Changes in, or cash requirements for, working capital needs;

•	Interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Any cash income taxes that KLD may be required to pay;

•	Any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future; or

•	All non-cash income or expense items that are reflected in our statements of cash flows.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Revenues	$75,026	$70,211
Cost of revenues	37,455	40,350

Gross profit	37,571	29,861

Operating expenses
General and administrative	14,844	12,385
Research and development	1,432	1,819
Sales and marketing	12,703	14,383
Depreciation and amortization	9,825	10,873

Total operating expenses	38,804	39,460

Loss from operations	(1,233)	(9,599)
Other expenses
Other expense	97	112
Interest expense	12,066	11,085

Loss before income taxes	(13,396)	(20,796)
Income tax provision (benefit)	95	(2,759)

Net loss	$(13,491)	$(18,037)

Other comprehensive income, net of tax
Foreign currency translation	810	2,101

Total other comprehensive income, net of tax	810	2,101

Comprehensive loss	$(12,681)	$(15,936)

Net loss per share - basic and diluted	$(3.66)	$(5.35)

Weighted average shares outstanding - basic and diluted	3,683,461	3,372,319

Consolidated Balance Sheets

(In thousands)

	March 31, 2019	December 31, 2018
	(unaudited)
Current assets
Cash and cash equivalents	$4,532	$23,439
Accounts receivable, net of allowance for doubtful accounts of $5,487 and $5,565, respectively	83,581	80,641
Prepaid expenses and other current assets	19,560	10,135

Total current assets	107,673	114,215

Property and equipment, net	44,949	48,341
Intangible assets, net	145,417	151,918
Goodwill	394,773	394,167
Other assets	1,795	1,739

Total assets	$694,607	$710,380

Current liabilities
Current portion of long-term debt, net	$18,268	$12,355
Accounts payable and accrued expense	35,160	41,135
Deferred revenue	3,386	4,160

Total current liabilities	56,814	57,650
Long-term debt, net	410,021	413,064
Deferred tax liabilities	5,970	6,075
Other liabilities	4,617	4,635

Total liabilities	477,422	481,424

Stockholders’ equity
Common stock $0.01 par value, shares authorized - 5,000,000; shares issued and outstanding - 3,687,535 and 3,681,979 as of March 31, 2019 and December 31, 2018, respectively	37	37
Additional paid-in capital	373,193	372,283
Treasury stock	(2,406)	(2,406)
Accumulated deficit	(161,445)	(147,954)
Accumulated other comprehensive income	7,806	6,996

Total stockholders’ equity	217,185	228,956

Total liabilities and stockholders’ equity	$694,607	$710,380

Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2019	2018
	(unaudited)
Operating activities
Net loss	$(13,491)	(18,037)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,534	15,977
Non-cash interest	1,167	1,106
Stock-based compensation	910	301
Provision for losses on accounts receivable	633	618
Deferred income taxes	(106)	(5,641)
Changes in operating assets and liabilities:
Accounts receivable	(3,348)	(6,007)
Prepaid expenses and other assets	(9,170)	(1,004)
Accounts payable and accrued expenses	(6,686)	(9,040)
Deferred revenue	(783)	(1,597)

Net cash used in operating activities	(18,340)	(23,324)

Investing activities
Purchases of property and equipment	(2,182)	(1,816)

Net cash used in investing activities	(2,182)	(1,816)

Financing activities
Revolving credit facility - draws	11,000	6,000
Revolving credit facility - repayments	(5,000)	(6,000)
Payments for capital lease obligations	(157)	—
Payments on long-term debt	(4,250)	(2,125)
Issuance of common stock	—	16,476
Payment of contingent consideration	—	(1,550)
Treasury share repurchases	—	(87)

Net cash provided by financing activities	1,593	12,714

Effect of foreign exchange rates	22	248
Net decrease in cash	(18,907)	(12,178)
Cash at beginning of period	23,439	18,896

Cash at end of period	$4,532	$6,718

Supplemental disclosure:
Cash paid for interest	$11,022	$9,829

Income taxes paid, net of refunds	$317	$(711)

Significant noncash investing and financing activities
Purchases of property and equipment in accounts payable and accrued expenses on the consolidated balance sheets	$112	$201

Reconciliation of Non-GAAP Financial Measures

(In millions)

(Unaudited)

	For The Three Months Ended March 31,
	2019	2018
Net loss	$(13.5)	$(18.0)
Interest expense	12.1	11.1
Income tax expense (benefit)	0.1	(2.8)
Depreciation and amortization expense	12.5	16.0

EBITDA	$11.2	$6.3
Acquisition financing and transaction costs	0.2	0.5
Strategic Initiatives:
Sign-on bonus amortization	0.1	1.4
Non-recoverable draw	1.1	1.5
Recruiting and signing bonuses	—	0.9
Legal fees	—	0.4

Total strategic initiatives	1.2	4.2
Management fees, stock compensation and other	1.2	0.6
Restructuring costs	0.7	0.6
Systems establishment	0.6	0.2

Adjusted EBITDA	$15.1	$12.4

About KLDiscovery

KLDiscovery is one of the leading electronic discovery providers and the leading data recovery services provider to corporations law firms, government agencies and individual consumers. In 2018, KLDiscovery served over 4,300 legal technology clients, including 95% of the American Lawyer 100 and 65% of Fortune 500 companies. KLDiscovery has broad geographical coverage in the eDiscovery and data recovery industries with 40 locations in 20 countries, 10 data centers and 20 data recovery labs around the globe. Its technology and service offerings protect its clients from growing information governance challenges, litigation, compliance breaches and data loss.

For more information, visit www.kldiscovery.com.

About Pivotal Acquisition Corp.

Pivotal Acquisition Corp. is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Pivotal’s securities are quoted on the New York Stock Exchange under the ticker symbols PVT, PVT WS and PVT.U. For more information, visit www.pivotalac.com.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding KLD’s future financial and business performance for the full-year 2019, attractiveness of KLD’s product offerings and platform and the value proposition of KLD’s products, are forward-looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Pivotal’s or KLD’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Pivotal stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; KLD’s ability to execute on its plans to develop and market new products and the timing of these development programs; KLD’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of KLD’s solutions; the success of other competing technologies that may become available; KLD’s ability to identify and integrate acquisitions; the performance and security of KLD’s services; potential litigation involving Pivotal or KLD; and general economic and market conditions impacting demand for KLD’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure of other closing conditions, as well as other risks and uncertainties set forth in the “Risk Factors” section of Pivotal’s Registration Statement on Form S-4 filed with the SEC on June [20], 2019 and any subsequent reports that Pivotal files with the SEC. Neither Pivotal nor KLD undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Jonathan Gasthalter/Nathaniel Garnick

Gasthalter & Co.

(212) 257-4170